Safe • Sound • Secure
for generations



ANNUAL REPORT 2008

FIRST FINANCIAL BANKSHARES, INC.™

A Family of Community Banks℠

FIRST FINANCIAL BANKSHARES, INC.™

A Family of Community Banks℠



87
Amarillo
40
27
Lubbock
87
84
Fort Worth
Da
35
Abilene
Midland
Odessa
20
87
San Angelo
Waco
35
10
10
Austin
10
San Antonio

First Financial Bank
325-627-7200

- ABILENE
- CLYDE
- MORAN
- ALBANY

First Financial Bank
817-556-5000

- CLEBURNE
- BURLESON
- ALVARADO
- MIDLOTHIAN

First Financial Bank
254-629-6100

- EASTLAND
- RANGER
- RISING STAR

Hereford State Bank
806-363-8200

- HEREFORD

First Financial Bank
940-327-5400

- MINERAL WELLS

San Angelo National Bank
325-659-5900

- SAN ANGELO

First Financial Bank
817-410-2915
940-683-2222

- SOUTHLAKE
- TROPHY CLUB
- KELLER
- BRIDGEPORT
- BOYD
- DECATUR

First Financial Bank
254-965-5036
817-573-6900

- STEPHENVILLE
- GRANBURY
- GLEN ROSE
- ACTON

First Financial Bank
325-235-6600

- SWEETWATER
- ROBY
- TRENT
- MERKEL

Weatherford National Bank
817-598-2500

- WEATHERFORD
- ALEDO
- WILLOW PARK
- BROCK



87
Amarillo
40
27
Lubbock
87
84
Abilene
Fort Worth
35
Dallas
20
20
Midland
Odessa
87
San Angelo
Waco
35
45

Safe • Sound • Secure

for generations











Safe, sound and secure. Generations of families, professionals and business owners in Texas have relied on the First Financial Bankshares family of community banks as a strong and trustworthy partner. During the past century, First Financial has stood tall during difficult times, including the Great Depression of the 1930s and the collapse of the Texas economy in the 1980s.

Today, First Financial is recognized as one of the nation's most financially secure banking institutions, with assets of $3.2 billion, 10 banking subsidiaries, a Trust Company and 48 convenient banking locations to serve customers in the Central, West and High Plains regions of Texas.

Many of our customers are also loyal shareholders, with some families having owned shares of First Financial's stock for several generations. Unlike most public companies, the majority of the shares of stock of First Financial Bankshares are held by individual investors, most of them in our markets, and not by major institutions on Wall Street. We have profiled some of those families in the pages of this annual report.

We are committed to remaining a Company that families, professionals and business owners can trust for their banking and financial needs for generations to come. To learn more about First Financial Bankshares, we invite you to read this annual report and to visit our Web site at http://www.ffin.com.







FIRST FINANCIAL BANKSHARES, INC.™
www.ffin.com

Dear Shareholders:



F. Scott Dueser

THROUGHOUT 2008, First Financial Bankshares remained an oasis of safety, security and profitability amid turmoil in the broad economy and the banking industry. Just as our company successfully weathered the money panic of 1907, the Great Depression of the 1930s and the collapse of the Texas economy in the 1980s, we came through the turbulence of 2008 in good shape. Our balance sheet remained strong, and our earnings grew for the 22nd consecutive year. Equally gratifying, we received multiple recognitions as one of the nation's top-performing banks.

Our stock price performed exceedingly well last year, rising 47% to $55.21 at the end of 2008 from $37.65 at the end of 2007. The NASDAQ composite index, in contrast, fell 41%. As reported in the January 2, 2009, edition of *USA Today*, our stock was recognized as the 22nd best performer on NASDAQ for 2008. And in an *Associated Press* article on the previous day, it was recognized as the 3rd best performer among all U.S. publicly traded regional bank stocks (regardless of exchange). We certainly do not take credit for the appreciation in our stock price, because we do not and cannot control what the stock market does. What we can control, however, are the fundamentals of our business. We will continue to focus on managing our net interest margin, lending conservatively and reducing expenses.

Our trading activity in 2008 hit an all-time high of more than 32 million shares. We suspect that a "flight to safety"—favoring companies with strong balance sheets and a long record of conservative lending—may have played a role in raising our trading activity. Volume was undoubtedly helped by the recognition we received from being added to Standard & Poor's SmallCap 600 index in June. We also received recognition as a leading bank from several other sources. In May, *ABA Banking Journal*, the flagship publication of the American Bankers Association, ranked First Financial as the 15th best-performing bank among those with assets of at least $3 billion; and *U.S. Banker* magazine rated the Company as the 31st best mid-tier bank. More recently, *Bank Director Magazine*, in its first-quarter 2009 issue, selected us as the country's 2nd best bank in the $3 billion-plus publicly traded category. Keefe, Bruyette & Woods, an investment bank that specializes in financial institutions, again named the Company to its "Honor Roll" of banks that have consistently reported increased earnings per share during the past decade. And at the beginning of 2008, NASDAQ again selected our company for its Dividend Achievers Index, which recognizes companies that have increased their dividend payments each year for at least the last 10 years. Only 62 of the 3,100 companies trading on NASDAQ qualified for the index.

FINANCIAL HIGHLIGHTS Our unwavering commitment to exceptional customer service, local decision-making and operational excellence helped fuel our growth in 2008. We also were aided by the Texas economy, which continued to outperform the national economy in 2008. In the second half of the year, however, the state economy did begin to show some weakness, especially after the sharp decline in oil and gas prices.

Net income grew 7.4% in 2008 to $53.2 million from $49.5 million in 2007. Net interest income, the major source of our earnings, rose 11.8% to $123.9 million from $110.8 million. Net interest margin increased to 4.67% from 4.43% in 2007. (One of the most important financial measurements for banks, net interest margin expresses net interest income as a percentage of average interest-earning assets.) Our net interest margin for 2008 was again well above the average for our peer group of banks, which was 3.63%.

Once again, we also outperformed our peer group on several other key financial metrics. Our return on average assets was 1.74% compared with 0.27% for our peer group. Return on average equity was 15.27% compared with 1.70% for our peers. And our efficiency ratio, which expresses the share of revenues consumed by operating expenses, came in at 50.76%, well below the peer group average of 67.85%. Further, our 2008 result was below the 52.83% ratio we achieved in 2007.

Consolidated assets grew 4.6% to $3.21 billion at year-end from $3.07 billion at the end of 2007. Loans grew 2.5% to $1.57 billion from $1.53 billion. And total deposits grew 1.4% to $2.58 billion from $2.55 billion. Shareholders' equity rose 9.9% to $368.8 million from $335.5 million. Reflecting tougher economic realities in our markets, nonperforming assets rose during the year, standing at 0.80% of total loans and foreclosed assets at year-end versus 0.31% percent at the end of 2007. Although this level of nonperforming assets is higher than we would like, we believe it is manageable. It is also considerably lower than the 2.14% experienced by our peer group.

Through First Financial Trust & Asset Management Company, we provide our customers with trust, investment management, retirement planning and financial planning services. This business continued to see asset growth in 2008 despite the impact of a dramatically lower stock market. Assets increased 14.2% to $1.63 billion from $1.43 billion at the end of 2007. Net income for the business grew 10.2% to $2.8 million from $2.5 million.

For the 22nd consecutive year, the Company's shareholders were rewarded with increased dividend payments. On April 22, 2008, the Board of Directors raised the quarterly dividend 6.3% to 34 cents per share from 32 cents. Dividends paid per share have more than doubled since 2000, reflecting the Company's historic profitability and growth.



GROWTH STRATEGIES We added three bank offices in 2008 to expand our franchise and provide more convenience to our customers. First Financial Bank, Stephenville, opened a branch in Acton, near Granbury. Weatherford National Bank opened an office in Brock, and First Financial Bank, Sweetwater, opened a branch in Merkel. In addition, we replaced the Decatur office of First Financial Bank, Southlake, with a new and more conveniently located building. The Company now operates 48 bank locations in Texas through its 10 separately chartered community banks.

The national recession, which at first seemed to bypass Texas, began to show up in our markets in the last half of 2008. Overall, our local economies are still performing well compared with national trends, but in most of our markets home sales have decreased, unemployment rates have edged up and general economic activity has slowed. We expect these trends to continue in 2009. As we have done in previous economic downturns, we have braced ourselves for harder times by tightening credit standards, vigilantly monitoring existing lending relationships and keeping careful control over expenses. Also as before, we will continue to manage our net interest margin and strive to become more efficient. The Company is well capitalized, financially sound and we believe in an excellent position to weather the storm and even gain competitive advantage from it.

After a thorough analysis, we announced in November that the Company would not apply for funds through the U.S. Treasury Department's Capital Purchase Program, which is part of the government's Troubled Assets Relief Program (TARP). We decided not to participate in TARP for a number of reasons, but primarily because we are not in need of additional capital and didn't feel it was in the best interest of our stockholders to take on the additional cost of the program, subject the Company to additional federal regulations and have the United States government as a stockholder.

We believe that our strong capitalization, experienced management team and excellent reputation favorably position us to grow during the year ahead. We expect the current economic challenges to generate improved opportunities—and better pricing—for acquisitions. We will evaluate opportunities and will diligently pursue acquisitions that fit our footprint and are in the best interest of our company and its shareholders.

We also will pursue growth by focusing inward. Banking is all about relationships, and that is why we have been giving so much attention to our Customer Service First program and our employee training and education program. We continue to foster a culture at First Financial that encourages and rewards exceptional customer service.

At the same time, we believe it is essential for us to invest in the development of our employees. As part of that effort, we launched our first class of FFIN University in 2008, a program designed to develop our future leaders. Customer service and investment in our human capital will continue to be priorities for us in 2009 and beyond. As growth strategies, we also will continue to emphasize a proactive sales culture, active involvement in the local community, and marketing programs designed to promote our brand and generate new business.

LEADERSHIP CHANGES Two of our banks announced executive management changes in 2008. Thomas M. O'Neil was named President and CEO of First Financial Bank in Eastland County, replacing Tommy J. Barrow, who was promoted to Senior Vice President-Lending for the holding company. Kirby N. Andrews became President of First Financial Bank, Sweetwater, replacing J.V. Martin, who continues to serve as Chairman and CEO.

F. L. (Steve) Stephens will retire from the First Financial Bankshares board in conjunction with our Annual Shareholders' Meeting in April 2009. He has served our company with distinction in a number of capacities for the past 11 years. We have benefited greatly from his counsel and direction and thank him for his fine service.

We are pleased to announce that Ron Giddiens, owner of G & G Investments and a partner in D & G Consulting, has accepted nomination for election as a director of the Company at our Annual Shareholders' Meeting in April. Ron was President of Bank of the West in San Angelo when the bank was sold to Boatman's Bancshares in 1996. He retired from Boatman's successor, Bank of America, in 1998. Ron has been on our San Angelo National Bank board for seven years and has an excellent knowledge of the banking industry. He has a long history of business and civic involvement in west Texas. Ron has served on the boards of several prominent organizations, including the San Angelo Better Business Bureau, Credit Bureau of San Angelo, San Angelo Chamber of Commerce, San Angelo Country Club, Texas Business/Education Coalition, United Way of San Angelo and the Angelo State University Ram Club. Ron has a Bachelor of Business Education degree from Baylor University and is a graduate of Southwestern Graduate School of Banking at Southern Methodist University.

Generations of families, professionals and business owners have relied on the Company for the best in banking and wealth management services during the past century. This annual report includes profiles of several of those customers, many of whom also have prospered as First Financial shareholders. We hope you enjoy reading about them.

All of us on the management team understand that we work for you, our shareholders, and we pledge to strengthen our efforts to maintain First Financial's profitability and growth in the future.

F. Scott Dueser
Chairman, President and Chief Executive Officer
First Financial Bankshares, Inc.



Financial Highlights

IN THOUSANDS (EXCEPT PER SHARE DATA)

FOR THE YEAR	2008	2007	CHANGES
Net Income	$53,164	$49,490	7.4%
Basic Earnings per Share	2.56	2.38	7.6%
Dividends Declared	27,861	26,159	6.5%
Dividends per Share	1.34	1.26	6.3%
Averages for the Year			
Assets	$3,064,029	$2,876,193	6.5%
Securities	1,185,303	1,120,275	5.8%
Loans	1,537,027	1,427,922	7.6%
Deposits	2,516,576	2,385,869	5.5%
Shareholders' Equity	348,271	311,798	11.7%
At Year-End			
Assets	$3,212,385	$3,070,309	4.6%
Securities	1,318,406	1,120,912	17.6%
Loans	1,566,143	1,528,020	2.5%
Deposits	2,582,753	2,546,083	1.4%
Shareholders' Equity	368,782	335,495	9.9%
Book Value per Share	17.73	16.16	9.7%
Trust Assets	1,630,560	1,428,128	14.2%
Key Ratios			
Return on Average Assets	1.74%	1.72 %	
Return on Average Equity	15.27%	15.87 %	
Equity/Assets at Year-End	11.48%	10.93 %	
Efficiency	50.76%	52.83 %	

NET INCOME GROWTH
(IN THOUSANDS)


08
$53,164
07
$49,490
06
$46,029
05
$44,023
04
$39,171
$ 6M 12M 18M 24M 30M 36M 42M 48M 54M

RETURN ON AVERAGE EQUITY


08
15.27%
07
15.87%
06
16.20%
05
16.17%
04
15.09%
0% 3% 6% 9% 12% 15% 18%

EFFICIENCY RATIO


08
50.76%
07
52.83%
06
53.49%
05
52.48%
04
51.78%
0% 10% 20% 30% 40% 50% 60%

RETURN ON AVERAGE ASSETS


08
1.74%
07
1.72%
06
1.68%
05
1.80%
04
1.82%
0% .25% .50% .75% 1.00% 1.25% 1.50% 1.75% 2.00%

NET INTEREST MARGIN


08
4.67%
07
4.43%
06
4.46%
05
4.49%
04
4.49%
0% 1% 2% 3% 4% 5%



Selected Financial Data

IN THOUSANDS (EXCEPT PER SHARE DATA)

YEAR-END	TOTAL ASSETS(1)	SHAREHOLDERS' EQUITY(1)	NET INCOME(1)	BASIC EARNINGS PER SHARE(2)	CASH DIVIDENDS PER SHARE(2)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE PER SHARE(2)	YEAR-END MARKET VALUE PER SHARE(2)
2008	$3,212,385	$368,782	$53,164	$2.56	$1.34	–	$17.73	$55.21
2007	3,070,309	335,495	49,490	2.38	1.26	–	16.16	37.65
2006	2,850,165	300,901	46,029	2.22	1.18	–	14.51	41.86
2005	2,733,827	276,276	44,023	2.13	1.10	4/3 split	13.34	35.06
2004	2,315,224	265,545	39,171	1.90	1.00	–	12.84	33.61
2003	2,092,571	251,487	35,305	1.71	0.91	5/4 split	12.19	30.84
2002	1,993,183	238,768	33,953	1.65	0.81	–	11.59	22.80
2001	1,929,694	213,654	29,355	1.43	0.70	5/4 split	10.40	18.06
2000	1,753,814	196,121	28,316	1.37	0.62	–	9.56	15.09
1999	1,723,369	178,663	25,690	1.24	0.54	–	8.60	14.76
TEN-YEAR COMPOUND GROWTH RATE	6.65%	8.09%	8.62%	8.52%	10.82%	–	8.04%	12.70%

(1) As originally reported at the close of each year and prior to restatements for pooling-of-interests.
(2) Adjusted for stock dividends and splits.

2008 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
FOURTH	$56.32	$41.30	$55.21	$0.34
THIRD	67.00	43.01	51.88	0.34
SECOND	47.12	40.43	45.81	0.34
FIRST	42.16	35.49	40.98	0.32

2007 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
FOURTH	$42.62	$35.53	$37.65	$0.32
THIRD	44.00	35.19	40.18	0.32
SECOND	42.71	37.33	38.81	0.32
FIRST	43.69	39.79	41.82	0.30



First Financial Bank, N.A.

Abilene • Clyde • Moran • Albany

1890 CHARTERED

DIRECTORS

F. Scott Dueser
Chairman of the Board

Ron Butler
President and
Chief Executive Officer

J. Michael Alexander
President
James M. Alexander & Co.

Tucker S. Bridwell
President
Mansefeldt Investment Corp.

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal, The Edwards Group

Allan D. Frizzell
Executive Vice President
Enrich Oil Corporation

Tim Lancaster
Chairman, CEO and President
Hendrick Health System

Stanley Morris, Jr.
Investments

Kenneth T. Murphy
First Financial Bankshares, Inc.

Dian Graves Stai
Chair
Mansefeldt Investment Corp.
Director
Dian Graves Owen Foundation

Leigh Taliaferro, M.D.
Physician

ADVISORY

Bob J. Surovik
McMahon Surovik Suttle, P.C.

Steve Suttle
McMahon Surovik Suttle, P.C.

SENIOR OFFICERS

Ron Butler
President and
Chief Executive Officer

Tom Boecking
Executive Vice President
South Branch

Ben McAnally
Executive Vice President
Treasury Management

John Prince
Executive Vice President
Personal Loans

Marelyn Shedd
Executive Vice President
Commercial Loans

Charles E. Tennesson
Executive Vice President, Chief
Financial Officer and Cashier

TAYLOR, CALLAHAN & SHACKELFORD COUNTIES DEPOSIT MARKET SHARE **41%**

MAIN OFFICE (325) 627-7200

400 Pine — Abilene, Texas 79601

LOCATIONS

4400 Buffalo Gap Road	Abilene, Texas 79606
4350 Southwest Drive	Abilene, Texas 79606
920 N. Willis	Abilene, Texas 79603
3300 S. 14th Street	Abilene, Texas 79605
1010 N. Judge Ely Blvd.	Abilene, Texas 79601
701 Pine	Abilene, Texas 79601
1345 Barrow	Abilene, Texas 79605
2617 Antilley Road	Abilene, Texas 79606
1650 State Highway 351	Abilene, Texas 79601
718 Elm	Clyde, Texas 79510
400 Ground	Moran, Texas 76464
132 Hill Street	Albany, Texas 76430

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$1,105,537	$1,038,548
Loans	458,797	441,662
Deposits	843,375	837,843
Equity	82,778	74,406
Net Income	17,652	14,410
Return on Average Assets	1.76%	1.57%
Efficiency Ratio	46.72%	51.13%



On Target With Abilene Aero

Ron Butler, President and CEO of First Financial Bank in Abilene, and customer Joe Crawford, President of Abilene Aero, meet at the newly renovated Abilene Regional Airport.

Personal Service Creates Long Term Relationships

"Personal service" is what Dr. B.J. Estes likes best about doing business with First Financial Bank in Abilene. Dr. Estes and his wife, Lale, have been customers of First Financial Bank for nearly 50 years. They are shareholders too. "It's the best stock I own," said Dr. Estes, who retired in 2008 after 51 years as a family practice physician in Abilene. Dr. Estes is an icon in the Abilene medical community as well as an active civic servant. Dr. and Mrs. Estes take advantage of First Financial's personal and business services, including checking and savings accounts, trust services, safe-deposit box and loans for mortgages and car payments. "They've really taken care of me," said Dr. Estes.



First Financial Bank, N.A. Cleburne • Burleson • Alvarado • Midlothian

CHARTERED 1927

DIRECTORS

Matt Reynolds
Chairman of the Board, President
and Chief Executive Officer

Albert A. Archer
Vice Chairman
Walls Industries, Inc.

Gary Bennett
Bennett Printing
& Office Supply

Byron Black
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Tim Lyness
Lyness Construction, LP

George Marti
Marti Enterprises

SENIOR OFFICERS

Matt Reynolds
Chairman of the Board, President
and Chief Executive Officer

Craig Beskow
Executive Vice President
and Cashier

Brad Evans
Executive Vice President

Derek Schmidt
Executive Vice President

Cynthia Allen
Senior Vice President

Kathy Armstrong
Senior Vice President

Michelle Fagan
Senior Vice President

Linda Hall
Senior Vice President

Ellen Parnell
Senior Vice President

Lisa Roye
Senior Vice President

Darlene Walker
Senior Vice President

JOHNSON COUNTY & CITY OF MIDLOTHIAN DEPOSIT MARKET SHARE 16%

MAIN OFFICE

(817) 556-5000
or (800) 226-2940

403 N. Main — Cleburne, Texas 76033

LOCATIONS

200 N. Ridgeway — Cleburne, Texas 76033
1900 S.W. Wilshire — Burleson Texas 76028
201 E. Highway 67 — Alvarado, Texas 76009
1490 E. Main — Midlothian, Texas 76065

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$244,647	$242,025
Loans	138,127	132,599
Deposits	221,629	219,243
Equity	21,126	20,042
Net Income	4,199	4,115
Return on Average Assets	1.74%	1.74%
Efficiency Ratio	53.95%	55.20%



Community Connection Appeals To Businesses

Brothers Gary Tutle and Paul Tutle operate Tutle & Tutle Trucking Inc., which was started by their father, Loyal Tutle. Like many other business owners in Johnson County, the Tutles bank with Cleburne-based First Financial Bank. "We like dealing with the local bank," Paul Tutle said. "They are active in the community ... and I like the fact that we can get face-to-face contact with them. They have been flexible and eager to meet our needs."

Making Good Chemistry With Customers

Matt Reynolds, President & CEO, meets with Howard Dudley, CEO of Technical Chemical Company, which makes chemicals and refrigerants for the automotive, hardware, marine and industrial markets.



First Financial Bank, N.A.

Eastland • Ranger • Rising Star

1934 CHARTERED

DIRECTORS

Thomas M. O'Neil
Chairman of the Board, President and Chief Executive Officer

Doug Crawley
Rancher

Doug Ford
Retired President and Chief Executive Officer
Peoples State Bank, Clyde

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jim Keffer
President
EBAA Iron Sales, Inc.

Mike T. Perry
President
Kinnaird, Rossander & Perry Agency, Inc.

Dale Squiers, R.Ph.
Owner
Eastland Drug Company

Tommy Warford
Turner, Seaberry and Warford Attorneys

M.D. White, Jr.
President and Owner
Ace Hardware Store, Eastland/Cisco

EASTLAND COUNTY DEPOSIT MARKET SHARE **54%**

MAIN OFFICE (254) 629-6100

201 E. Main — Eastland, Texas 76448

LOCATIONS

106 Main — Ranger, Texas 76470
206 West College — Rising Star, Texas 76471

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$153,029	$132,147
Loans	58,201	50,125
Deposits	127,132	113,973
Equity	17,146	16,161
Net Income	2,412	2,328
Return on Average Assets	1.66%	1.76%
Efficiency Ratio	49.59%	48.79%

SENIOR OFFICERS

Thomas M. O'Neil
Chairman of the Board, President and Chief Executive Officer

L.V. Coffee
Executive Vice President Lending

Terry Trout
Senior Vice President and Cashier



Part Of The Family

Tom and Nettie Wilson know first hand about the key role First Financial Bank plays in the community in Eastland County. More than 50 years ago, Tom Wilson became President of Eastland National Bank, which was acquired in 1982 by First Financial Bankshares. Even though he retired in 1985, Tom Wilson remained active in the bank for many years, serving on the boards for First Financial Bank, Eastland, and First Financial Bankshares. "We've seen the bank grow and become the top bank in the county," said Tom Wilson, who is also proud to be a shareholder of First Financial Bankshares.

Growing Stronger

Tom O'Neil, President and CEO of First Financial Bank, Eastland, is pictured here at the newly remodeled nurse's station at Eastland Memorial Hospital with former bank President and CEO Tommy Barrow, Rick Montelongo, Administrator at the hospital and bank Executive Vice President L.V. Coffee. Barrow is now Senior Vice President, Lending, for First Financial Bankshares in Abilene.



Hereford State Bank

Hereford

1947 CHARTERED

DIRECTORS

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Senior Partner
Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
President and Chief Executive Officer, Merrick Pet Care, Inc.

Allen Parson
Restaurateur and Investments

Craig Smith
Rancher and
Retired Chairman of the Board, President and Chief Executive Officer, Hereford State Bank

Jerry Stevens
Vice President and General Manager, Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and Chief Executive Officer, Livestock Investors, Ltd.

Roger Williams
Farmer

SENIOR OFFICERS

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Steve Gilbert
Executive Vice President and Cashier

Kent Jackson
Executive Vice President and Chief Credit Officer

Jeff Brown
Senior Vice President and Security Officer

DEAF SMITH COUNTY DEPOSIT MARKET SHARE **50%**

MAIN OFFICE (806) 363-8200
212 E. Third
Hereford, Texas 79045

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$149,264	$138,418
Loans	94,426	88,963
Deposits	118,656	113,981
Equity	10,728	8,773
Net Income	2,104	2,020
Return on Average Assets	1.54%	1.77%
Efficiency Ratio	44.71%	49.42%

Family Business Benefits

Mike Mauldin, President & CEO of Hereford State Bank, with Garth Merrick, Founder and CEO of Merrick Pet Care, Inc., a family-owned business that markets premium-quality pet food and treats through independent pet stores nationwide. Also pictured here on the forklift truck is Merrick employee Oscar Corrales.


NISSAN


MX305

Staying Close To The Land And The Community

Farming is a way of life for Roy and Shirley Carlson, who have operated a growing farm and ranch business since the late 1960s in Hereford, Texas. Roy's parents, Lawrence and Betty Jo Carlson, first settled in Hereford in the 1940s. Today, Roy and Shirley's sons, Jeffery, Michael and Brent, also are a part of the family business. Hereford State Bank has served the Carlson family for decades and helped finance their operations.

"I've been with Hereford State Bank since day one," said Roy Carlson. "My first venture (a loan) was with Hereford State Bank in 1967. I've never been anywhere else." Carlson said he likes the way Hereford State Bank understands his business and helps him with strategic planning. Staying close to customers is what we do as community bankers.

First Financial Bank, N.A.

Mineral Wells

1925 CHARTERED

DIRECTORS

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Spencer Baum, D.D.S.
Baum Dental Clinic

F. Scott Dueser
First Financial Bankshares, Inc.

George Gault
Attorney
Gault & Gault

Paul McGettes
Chief Financial Officer
Upham Oil & Gas Company, L.P.

Terry L. Murphy
President and
Chief Executive Officer
Murphy and Murphy, Inc.

David Ramsey, M.D.
Family Practice Center

Albert Rincon
Vice President of Operations
Texas Packaging Company, Inc.

SENIOR OFFICERS

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Brad Seay
Executive Vice President
Lending

Eddie Gregory
Senior Vice President
and Cashier

Mike Mearse
Senior Vice President
Lending

PALO PINTO COUNTY DEPOSIT MARKET SHARE 33%

MAIN OFFICE (940) 327-5400
1900 E. Hubbard Mineral Wells, Texas 76067

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$173,565	$139,423
Loans	99,555	88,866
Deposits	138,325	119,806
Equity	20,276	18,384
Net Income	3,147	2,485
Return on Average Assets	1.93%	1.83%
Efficiency Ratio	43.43%	46.29%



State-Of-The-Art Practice

Dr. Spencer Baum, DDS, is a Mineral Wells native and has worked as a dentist there for 18 years. While at Texas A&M University in the 1980s, he played on the famous "12th man" kickoff team for two seasons. When Baum decided to open his own dental practice five years ago, he turned to First Financial Bank for interim financing to build his new dental clinic and for other banking services. He said he likes First Financial's "hometown feeling." Baum now also serves on the bank's board of directors and is a shareholder of First Financial Bankshares. "I got involved with the bank when I built the building," Baum said. "They made it easy for me to get the loan and helped me get my practice going."

Box Business Is Sweet Success

Heidi Rincon, pictured here with Ken Williamson, President & CEO of First Financial Bank in Mineral Wells, is President of Texas Packaging Co., a custom box manufacturer in Mineral Wells. She and her husband, Albert Rincon, are co-owners of the business.



San Angelo National Bank

San Angelo

1975 CHARTERED

DIRECTORS

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

Hon. Marilyn Aboussie
Chief Justice, Retired

W. Dan Cravy, M.D.
Physician

Rick DeHoyos
Attorney
Glasheen, Valles & DeHoyos, LLP

David B. Drake
Investment Advisor
PrimeVest

F. Scott Dueser
First Financial Bankshares, Inc.

Doug Eakman
Owner
Pecos Street Pharmacy

Steve Eustis
Commercial Real Estate

Ron Giddiens
Investments/Business Consulting

Joey Henderson
President
Porter Henderson Implement Company, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Robert D. Housley
President and Owner
Housley Communications

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Richard W. Salmon
Investments

John E. Schwartz, Sr.
Farmer/Rancher

Mary Jane Steadman
Attorney
Real Estate Investment Management

TOM GREEN COUNTY DEPOSIT MARKET SHARE **20%**

MAIN OFFICE

(325) 659-5900

301 W. Beauregard, San Angelo, Texas 76903

LOCATIONS

3471 Knickerbocker, San Angelo, Texas 76904

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$333,330	$340,364
Loans	135,618	141,016
Deposits	276,803	285,233
Equity	45,757	44,125
Net Income	6,157	5,620
Return on Average Assets	1.86%	1.77%
Efficiency Ratio	44.64%	45.90%

SENIOR OFFICERS

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

Robert Pate
Executive Vice President

Jim Davidson
Executive Vice President and Cashier

Cindy George
Senior Vice President

Carrol E. Hill
Senior Vice President

Wes Masters
Senior Vice President

Reba Priddy
Senior Vice President

Chuck Shore
Senior Vice President

Ruth Wheeler
Senior Vice President

Bill Wiedenfeld
Senior Vice President



The Perfect Fit For A Growing Business

From humble beginnings nearly 20 years ago, Joe and Dolores Ramos, along with their son Jason Ramos, have built Tejas Manufacturing into a leading provider of jackets, patches and letter blankets to Texas high schools. San Angelo National Bank has been there from the beginning to support Tejas Manufacturing. "You guys helped us when we were first getting started," said Joe Ramos, who added that the bank has continued to provide financial assistance to help the business grow.

Way To Go

Mike Boyd, President and CEO of San Angelo National Bank, with Garrett Baker, General Manager at Family Powersports in San Angelo. The two-year-old business sells and services powersport equipment including motorcycles, ATVs, utility vehicles and boats.



First Financial Bank, N.A.

Southlake • Trophy Club • Keller Bridgeport • Boyd • Decatur

1907 CHARTERED

DIRECTORS

Mark L. Jones
Chairman of the Board, President and Chief Executive Officer

William Ray Cook, Jr., CPA
Cook McDonald & Co.

Jack Dortch
Jack Dortch Farmers Insurance Agency

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Derrell E. Johnson
Former President and CEO
Rady Associates
Consulting Engineers

K. Wayne Lee
President, DDFW Properties

Ralph Manoushagian
Land Manager
Approach Resources, Inc.
Oil & Gas Exploration

Jim Ridenour
President
Sunbelt Station Service

SENIOR OFFICERS

Mark L. Jones
Chairman of the Board, President and Chief Executive Officer

F. Mills Shallene
Wise County Market President

Henson Dunn
Senior Vice President

Les Mariotti
Senior Vice President and Chief Financial Officer

J. Sean Shope
Senior Vice President

Trent Swearengin
Senior Vice President

CITIES OF SOUTHLAKE, TROPHY CLUB & KELLER DEPOSIT MARKET SHARE	9%
WISE COUNTY DEPOSIT MARKET SHARE	17%

MAIN OFFICE (817) 410-2915

3205 E. Highway 114 Southlake, Texas 76092

LOCATIONS

95 Trophy Club Drive	Trophy Club, Texas 76262
891 E. Keller Parkway	Keller, Texas 76248
909 Stevens	Bridgeport, Texas 76426
609 Rock Island Avenue	Boyd, Texas 76023
608 W. Hale Avenue	Decatur, Texas 76234

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$272,185	$291,238
Loans	163,936	173,325
Deposits	217,818	242,121
Equity	37,664	36,397
Net Income	2,793	3,756
Return on Average Assets	0.99%	1.28%
Efficiency Ratio	61.32%	61.62%



Building For The Future

Terry Horton and his son, Trent, partnered in 2001 to form Capital Partners, LLC, which has been involved in successful real estate projects from Texas to Florida to Hawaii. "First Financial Bank has been an integral part of the growth and accomplishments of our business," said Terry. "We value our relationship with the bank and look forward to many successful years to come."

Customers Come First

Mark Jones, President & CEO of First Financial Bank - Southlake and Mills Shallene, the bank's Wise County Market President, pose with customer B.E. "Bob" Carpenter, President of CD Consulting & Operating Co. in Bridgeport, Texas.


BRUTUS
BRUTUS

First Financial Bank, N.A. Stephenville • Granbury • Glen Rose • Acton

1997 CHARTERED

DIRECTORS

Ron N. Mullins
Chairman of the Board, President and Chief Executive Officer

Keith Brown
Prime Building Components, LLC

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Bill Hooks
Autos - Real Estate

John Moore
Craft Associates, Inc.

Ron Pack
RP's Western Wear, Inc.

Bill Parham
Parham & Parham, CPAs

Jerry Parham
Investments

Frank Terrell, M.D.
Ophthalmologist

John Terrill
Attorney

ADVISORY DIRECTORS

Julie Graham
SPEC Management Co.

Ron Hance
Hance Financial Services

SENIOR OFFICERS

Ron N. Mullins
Chairman of the Board, President and Chief Executive Officer

John Power
Glen Rose Market President

Bart Rodgers
Granbury Market President

Dereece Howell
Executive Vice President and Cashier

Monty Bedwell
Executive Vice President

Robert Lemons
Executive Vice President

Angie Dusek
Senior Vice President

Donna Feller
Senior Vice President

Connie Frank
Senior Vice President

Mike Gandy
Senior Vice President

Kelli Horry
Senior Vice President

Vickie Pettit
Senior Vice President

Robert Reeves
Senior Vice President

Larry Upshaw
Senior Vice President

ERATH, HOOD & SOMERVELL COUNTIES DEPOSIT MARKET SHARE 21%

MAIN OFFICE (254) 965-5036

2201 W. South Loop — Stephenville, Texas 76401

LOCATIONS

1875 Lingleville Road	Stephenville, Texas 76401
199 N. Columbia	Stephenville, Texas 76401
400 Big Bend Trail	Glen Rose, Texas 76043
2007 East Highway 377	Granbury, Texas 76049
1600 S. Morgan	Granbury, Texas 76048
2915 Fall Creek Highway	Acton, Texas 76049

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$330,942	$328,698
Loans	192,202	197,203
Deposits	279,209	282,959
Equity	42,033	40,140
Net Income	5,107	5,663
Return on Average Assets	1.56%	1.78%
Efficiency Ratio	48.29%	50.12%

Talkabout A Walkabout

Ron Mullins, President and CEO of First Financial Bank in Stephenville, welcomes new customer Clinton Anderson to Texas with custom-designed business services for Downunder Horsemanship. Clinton's Walkabout tours, training videos, manuals and weekly television shows have made horsemanship news throughout the USA. The Australian horse whisperer relocated his business from Ohio to Stephenville, bringing ten families with him to the Cowboy Capital of the World.


WAHL
HOW



Families Count On Us

Robert J. Glasgow, J.D., is a well-known attorney in Stephenville and a former district attorney and member of the Texas State Senate. When it comes to banking, Glasgow and his family bank with First Financial Bank in Stephenville. In fact, Glasgow said he's banked with First Financial and its predecessor banks in Stephenville for more than half a century.

"It's what I call a country bank," said Glasgow in describing his relationship with First Financial Bank. "Everybody knows everybody. You don't even have to ask for a banker. From the tellers up, everybody will help you."

Glasgow likes First Financial Bankshares' stock too, which he has owned for many years. "It pays a good dividend," he said.

Four generations of the Glasgow family posed recently at the historic Erath County Courthouse in Stephenville. They include: Robert Glasgow and his wife Deanna; Jody and Shawna Glasgow and their daughter Chandler; Shay and Holli Isham and their children Tyler, Grant and Maren; Delaina and Sam Taylor and their children Trey, Austin, Mikah and her son Boston.

First Financial Bank, N.A.

Sweetwater • Roby • Trent • Merkel

1948 CHARTERED

DIRECTORS

J.V. Martin
Chairman of the Board
and Chief Executive Officer

Jeff Branson
General Partner
Williamson-Branson Real Estate

Louis Brooks, Jr.
Rancher

Ronnie Cox
Owner
Cox Jewelry

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jay Lawrence
President
MAL Enterprises, Inc.

Thomas L. Rees, Sr.
Rees and Rees, Attorneys

DIRECTOR EMERITUS

Bill W. Burns
President
Bill Burns Oil Co., Inc.

SENIOR OFFICERS

J.V. Martin
Chairman of the Board
and Chief Executive Officer

Kirby Andrews
President

Donnie Ruppert
Executive Vice President
and Cashier/Controller

Rodney Foster
Senior Vice President
Lending

NOLAN & FISHER COUNTIES DEPOSIT MARKET SHARE **38%**

MAIN OFFICE (325) 235-6600
201 Elm, Sweetwater, Texas 79556

LOCATIONS
123 N. Concho, Roby, Texas 79543
117 N. Main, Trent, Texas 79561
301 Edwards Street, Merkel, Texas 79536

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$130,078	$127,148
Loans	68,665	68,572
Deposits	117,320	115,342
Equity	11,833	11,032
Net Income	2,168	1,967
Return on Average Assets	1.66%	1.56%
Efficiency Ratio	51.87%	50.60%



Generations Of Service

Glenn Bennett, who started one of Sweetwater's best-known insurance and real estate companies, Bennett & Associates, opened his first account with First Financial Bank in Sweetwater when he was only 11 years old. He's been a customer of the bank ever since and has served on the bank's Board of Directors for the past 26 years. He is pictured here with his sons, Terry Bennett and David Bennett, who now manage Bennett & Associates. "It's the people (who make the bank special)," said Glenn Bennett. "The bank is a very professional place."


Texas State
Technical College

Into New Frontiers

J.V. Martin, Chairman & CEO, and Kirby Andrews, President, tour the facilities of the Sweetwater campus of the Texas State Technical College West Texas, with Mike Reeser, President of TSTC West Texas. The college provides training in allied health, computer technology, industrial electronics, manufacturing technology and mechanical technology. Martin is Chairman of the Board of the Texas State Technical College.

Weatherford National Bank

Weatherford
Aledo • Willow Park • Brock

CHARTERED 1984

DIRECTORS

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Greg L. Barron
President
G.L. Barron Company, Inc.

Stephen G. Brogdon, D.D.S.
General and Cosmetic Dentistry

Mac A. Coalson
Owner
Mac A. Coalson Real Estate

F. Scott Dueser
First Financial Bankshares, Inc.

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President
Bluestem Studios, Inc.

Mike White, O.D.
Therapeutic Optometrist

SENIOR OFFICERS

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Bob Bradberry
Executive Vice President

Larry Mangrem
Executive Vice President
and Cashier

Kent Hudson
Senior Vice President

Louis Sneed
Senior Vice President

PARKER COUNTY DEPOSIT MARKET SHARE **25%**

MAIN OFFICE (817) 598-2500

101 N. Main — Weatherford, Texas 76086

LOCATIONS

101 College Park Drive	Weatherford, Texas 76086
1214 N. Main	Weatherford, Texas 76086
210 N. Main	Weatherford, Texas 76086
505 FM 1187 N.	Aledo, Texas 76008
4100 E. I-20	Willow Park, Texas 76087
1100 FM 1189	Brock, Texas 76066

IN THOUSANDS	DEC. 31, 2008	DEC. 31, 2007
Assets	$ 375,424	$ 361,543
Loans	156,616	145,689
Deposits	331,288	318,412
Equity	29,326	26,461
Net Income	5,830	5,511
Return on Average Assets	1.71%	1.69%
Efficiency Ratio	50.52%	50.73%

Works In Weatherford

Doyle Lee, Chairman and CEO, and Jay Gibbs, President, of Weatherford National Bank, at the newly built Santa Fe Professional Center, shown here with building owner Dr. Tom Novak, DDS, and Bill Ellis and C.B. Team of Ellis & Tinsley Real Estate.


SANTA FE PROFESSIONAL CENTER
SANTA FE PROFESSIONAL CENTER

Personal Banking Experience Drives Success

The Hooks family is well known in Weatherford, Texas, where Dennis Hooks serves as Mayor and two of the sons also hold important positions. Kory Hooks is a member of the Weatherford Planning and Zoning Board and Kip Hooks is a member of the Weatherford Independent School District Board of Trustees. When it comes to banking, the Hooks family chooses Weatherford National Bank. "I'm a very happy, satisfied customer. It's a great personal banking experience," said Dennis Hooks. "There's nothing I've asked for that they haven't provided."

The Hooks family is shown here at Hooks Lincoln-Mercury dealership in Weatherford. They include Dennis and Patsy Hooks; Kip and Dede Hooks and their children Hunter, Kayd and Trip; and Kory and Stephanie Hooks and their children, Jagger and Tag.



First Financial Trust & Asset Management Company, N.A.

TRUST ASSETS
(IN MILLIONS)


08 $1,631
07 $1,428
06 $1,300
05 $1,150
04 $1,068
$ 400 600 800 1,000 1,200 1,400 1,600 1,800

TRUST FEES
(IN MILLIONS)


08 $9.44
07 $8.75
06 $7.66
05 $7.07
04 $6.37
$ 1 2 3 4 5 6 7 8 9 10

TRUST NET INCOME
(IN MILLIONS)


08 $2.810
07 $2.549
06 $2.076
05 $1.909
04 $1.596
$ 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0



(L-R): RICHARD YOUNG (ABILENE), MICHAEL SHEEHAN (SWEETWATER), DAVID BYRD (SAN ANGELO), KIRK THAXTON (ABILENE), KONRAD HALBERT (FORT WORTH) AND JOE AYRES (STEPHENVILLE)

LOCATIONS

Abilene Office	400 Pine St.	(325) 627-7100
San Angelo Office	301 W. Beauregard	(325) 659-5987
Stephenville Office	2201 W. South Loop	(254) 918-6262
Granbury Office	2915 Fall Creek Hwy.	(817) 573-2843
Glen Rose Office	400 N.E. Big Bend Trail	(254) 898-6305
Sweetwater Office	201 Elm	(325) 235-6640
Fort Worth Office	550 Bailey Ave. Suite 510	(817) 410-4970

OFFICERS

Kirk W. Thaxton
President & CEO

David Byrd
Executive Vice President
Manager, San Angelo

Richard Young
Executive Vice President
Manager, Abilene

Joe R. Ayres
Senior Vice President
Manager, Stephenville

Larry Cleveland
Senior Vice President
Manager, Operations

Ralph Gibson
Senior Vice President
Manager, Investments

Konrad S. Halbert
Senior Vice President
Manager, Fort Worth

David B. Pitzer
Senior Vice President
Manager, Real Property

Michael D. Sheehan
Senior Vice President
Manager, Sweetwater

Randy Spiva
Senior Vice President
Manager, Oil & Gas


for generations

First Financial Bankshares, Inc.

Board of Directors

www.ffin.com

BOARD MEMBER	YEAR ELECTED	COMMITTEE APPOINTMENT
F. Scott Dueser Chairman of the Board, President and CEO	1991	1
Tucker S. Bridwell President Mansefeldt Investment Corporation	2007	2, 4
Joseph E. Canon, J.D. Executive Director Dodge Jones Foundation	1996	3
Mac A. Coalson Mac A. Coalson Real Estate	1996	1, 3, 4
David Copeland President, SIPCO, Inc. and Shelton Family Foundation	1998	1, 2, 4
Murray Edwards Principal, The Edwards Group	2006	2
Derrell E. Johnson Former President and CEO Rady and Associates Consulting Engineers	2000	2
Kade Matthews Ranching and Investments	1998	3
Kenneth T. Murphy Senior Chairman of the Board	1971	1
Dian Graves Stai Chair, Mansefeldt Investment Corporation Director, Dian Graves Owen Foundation	1993	3
F.L. (Steve) Stephens Retired Chairman and CEO, Town & Country Food Stores, Inc.	1998	1, 3, 4
Johnny E. Trotter President and CEO Livestock Investors, Ltd.	2003	1, 2, 4

*COMMITTEES

1 Executive Committee – F. Scott Dueser, Chairman
2 Audit Committee – David Copeland, Chairman
3 Compensation Committee – F.L. (Steve) Stephens, Chairman
4 Nominating/Corporate Governance Committee – Mac A. Coalson, Chairman

BACK ROW (L-R): KADE MATTHEWS, DERRELL JOHNSON, MURRAY EDWARDS
DAVID COPELAND, TUCKER BRIDWELL, MAC COALSON, JOSEPH CANON, JOHNNY TROTTER
FRONT ROW (L-R): STEVE STEPHENS, F. SCOTT DUESER, DIAN STAI, KENNETH MURPHY



Corporate Information

OFFICERS

Kenneth T. Murphy
Senior Chairman of the Board

F. Scott Dueser
Chairman, President and
Chief Executive Officer

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer

Gary S. Gragg
Executive Vice President, Lending

Gary L. Webb
Executive Vice President, Operations

Tommy J. Barrow
Senior Vice President, Lending

Michele P. Stevens
Senior Vice President,
Advertising and Marketing

Courtney Jordan
Vice President, Training and Education

William A. Rowe
Vice President, Investment Services

Gaila Kilpatrick
Assistant Secretary

Bob Goodner
Compliance Officer

Barbara Wright
Compliance Officer

William Mills
Loan Review Officer

ANNUAL MEETING

Tuesday, April 28, 2009
Abilene Civic Center
1100 N. Sixth
Abilene, Texas 79601

CORPORATE OFFICES

400 Pine
Abilene, Texas 79601
325-627-7155 • 800-588-7000
www.ffin.com

CORPORATE MAILING ADDRESS

P.O. Box 701
Abilene, Texas 79604

COMMON STOCK LISTING

The NASDAQ Global Select Market
Symbol: FFIN

INDEPENDENT PUBLIC AUDITORS

Ernst & Young LLP

FOR FINANCIAL AND INVESTOR INFORMATION, CONTACT:

J. Bruce Hildebrand
Executive Vice President & CFO
325-627-7167

David A. Hogan
Director, Investor Relations
325-627-7114
investorrelations@ffin.com

TRANSFER AGENT

Registrar and Transfer Company
800-368-5948

ADDRESS SHAREHOLDER INQUIRIES TO:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, NJ 07016

E-MAIL ADDRESS:

info@rtco.com

REGISTRAR AND TRANSFER COMPANY WEB SITE

www.rtco.com

SEND CERTIFICATES FOR TRANSFER & ADDRESS CHANGES TO:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

FIRST FINANCIAL BANKSHARES, INC.™
400 Pine • Abilene, Texas 79601
www.ffin.com

FIRST FINANCIAL BANKSHARES EXECUTIVE OFFICERS (L-R): J. BRUCE HILDEBRAND, MICHELE P. STEVENS, F. SCOTT DUESER, KIRK W. THAXTON, GARY S. GRAGG AND GARY L. WEBB



Note: Market share data is calculated from June 30, 2008, deposit information compiled by the Federal Deposit Insurance Corporation.